September 27, 2023

Mr. Paul Cline
Mr. Robert Telewicz
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission

Re: Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2022
Responses dated May 11 and July 14, 2023
File No. 001-13145

Dear Mr. Cline and Mr. Telewicz:
Following a discussion with the staff of the Division of Corporation Finance on August 31, 2023, this letter supplements the response of Jones Lang LaSalle Incorporated (the “Company”, “JLL”, “we”, “our” or “us”) to your letter dated June 6, 2023.
Principal Contracts - Fixed Fee Principal versus Gross Principal
Historically, a reader of our public filings could derive the split of reimbursed expenses related to principal contracts between direct reimbursements (then titled “Reimbursements”) and indirect reimbursements (then titled “Gross contract costs”). Direct reimbursements relate to Gross Principal contracts while indirect reimbursements relate to Fixed Fee Principal contracts. The following is an excerpt from our 2021 Form 10-K (Item 7. Management’s Discussion & Analysis) with further context articulated following the excerpt.

For 2021 and 2020, a reader would conclude the split between direct and indirect reimbursement was approximately 75%/25%, calculated as follows (using figures from the excerpt above):

	For the year ended December 31,
($ in millions)	2021	2020
Direct reimbursements (Reimbursements)	8,321.4	7,689.8
Indirect reimbursements (Gross contract costs)	2,881.5	2,703.2
Total direct and indirect reimbursements	11,202.9	10,393.0

% direct	74%	74%
% indirect	26%	26%
In 2022, we collapsed direct and indirect reimbursements into a single category, “Gross contract costs”, and therefore do not externally have this granularity of disclosure. Despite the simplification of our external presentation, we still retain internal visibility into direct versus indirect reimbursements and confirm there was no meaningful change in the percentage of direct versus indirect for the year ended December 31, 2022, compared with 2020 and 2021.
Principal versus Agent
As articulated in our previous responses dated May 11 and July 14, 2023, the quantum of our business conducted on a principal versus agent basis varies across our business lines, geographies and clients. Multiple of our segments conduct business through both principal and agent models. Below is additional detail focused on the three sub-segments that comprised 97% of the $12,549.1 million of gross contract costs (which is both direct and indirect reimbursements) for the year ended December 31, 2022:
•Workplace Management, within Work Dynamics, represented the following with respect to 2022 consolidated results: 72% gross contract costs, 47% of revenue and 9% of fee revenue.
Although we act as agent with respect to certain Workplace Management contracts, we generally act as principal. Based upon available data, we estimate approximately 90% of the sub-segment’s fee revenue is derived from principal contracts (either gross or fixed fee), while the other 10% is attributable to agent relationships. The proportion does vary between geographies but is consistently weighted towards principal contracts.
•Project Management, also within Work Dynamics, represented the following with respect to 2022 consolidated results: 17% gross contract costs, 14% of revenue and 10% of fee revenue.
Project Management contracts can be structured on a principal or agent basis and vary significantly across geographies. Based upon available data, we estimate the majority of the sub-segment’s fee revenue is attributable to agent relationships. This subsegment has the highest geographic variability as certain geographies are notably weighted toward principal contracts with others weighted toward agent contracts.
•Property Management, within Markets Advisory, comprises the following with respect to 2022 consolidated results: 8% gross contract costs, 7% of revenue and 6% of fee revenue.
Although we are principal in limited situations, we generally act as agent on behalf of our Property Management clients. Based upon available data, we estimate over 90% of the sub-segment’s fee revenue is derived from agent relationships, while less than 10% is attributable to principal contracts (either gross or fixed fee).

Should you have additional questions, please don’t hesitate to contact me at (312) 702-4266.

Sincerely,

/s/ Benjamin Hawke
Benjamin Hawke
Chief Accounting Officer
Jones Lang LaSalle Incorporated

cc:         Karen Brennan, Chief Financial Officer, Jones Lang LaSalle Incorporated
Alan Tse, Chief Legal Officer, Jones Lang LaSalle Incorporated
Sonia Barros, Sidley Austin LLP

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